Mail Stop 4561

December 14, 2007

Via U.S. Mail and Facsimile 216.263.6208

Mr. Thomas G. Smith
Executive Vice President, Chief Financial Officer and Secretary
Forest City Enterprises, Inc.
50 Public Square
Suite 1100
Cleveland, OH 44113

> **Re: Forest City Enterprises, Inc.**
> **Form 10-K for the fiscal year ended January 31, 2007**
> **Filed March 28, 2007**
> **File No. 001-04372**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended January 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   In future filings please include relevant occupancy and rent rate information for each of your office, retail, hotel and residential property portfolios.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Earnings, page 76

2.   Please tell us how your current presentation of Equity in earnings of unconsolidated entities complies with Rule 5-03 of Regulation S-X.

Consolidated Statements of Cash Flows, page 80

3.   Please tell us how the amounts presented under discontinued operations correlate to the amounts presented on your Consolidated Statements of Earnings. For example, within your Consolidated Statement of Cash Flows, you adjust for $351,861,000 gain on disposition of rental properties and Lumber Group yet the gain recorded within your Consolidated Statements of Earnings for these items appears to be $143,492,000.

4.   Please tell us and disclose the facts and circumstances that lead to the adjustment of construction payables as disclosed within footnote 9. Within your response, please tell us the amount of any adjustments for all years presented and management conclusions as to whether this was a change in estimate or an error. Please provide management's basis for that conclusion.

Notes to Consolidated Financial Statements

A. Summary of Significant Accounting Policies

Reclassification and Other, page 84

5.   Please provide to us management's SAB 99 analysis regarding the prior period adjustments related to cumulative differences in earnings (loss) recognition recorded in the current year. Within your response, please quantify the effect on each year presented.

Recognition of Revenue

Military Housing Fee Revenues, page 85

6.   We note that you recognized development fees based on a stated percentage of development costs and upon successful completion of certain subjective criteria. Please provide to us management's EITF 00-21 analysis regarding these contracts.

Recognition of Costs and Expenses, page 85

7.   Please tell us your justification for including first generation tenant allowances as a component of the building and amortizing them over 50 years.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Rakip, Staff Accountant, at 202.551.3575 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper, Staff Attorney, at 202.551.3473 or Karen Garnett, Assistant Director, at 202.551.3785 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief